Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN) 367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release June 28, 2019

TEN Ltd. to Redeem all of its

8.00% Series B Cumulative Redeemable Perpetual Preferred Shares

ATHENS, GREECE, June 28, 2019 – Tsakos Energy Navigation Ltd. (“TEN” or the “Company”) (NYSE: TNP), a leading diversified crude, product and LNG tanker operator, today announced that it has called for redemption all 2,000,000 of its outstanding 8.00% Series B Cumulative Redeemable Perpetual Preferred Shares (NYSE: TNP-PB) (the “Series B Preferred Shares”). The redemption of the Series B Preferred Shares will occur on July 30, 2019 (the “Redemption Date”). The redemption price will be equal to $25.00 per share.

All shares of Series B Preferred Shares are held in book-entry form through the Depository Trust Company (“DTC”). The Series B Preferred Shares will be redeemed in accordance with the applicable procedures of DTC. Payment to DTC for the shares of Series B Preferred Shares will be made by Computershare Trust Company, LLC, as redemption agent (the “Redemption Agent”). The address for the Redemption Agent is as follows:

Computershare Inc.

150 Royall Street

Canton, MA 02021

July 30, 2019 is also the final dividend payment date for the Series B Preferred Shares. The record date for that dividend is July 29, 2019. Payment of the final dividend of $0.50 per Series B Preferred Share will be made on the redemption date of July 30, 2019. The dividend is for the period from the most recent dividend payment date on April 30, 2019 through July 29, 2019. Dividends on the Series B Preferred Shares will cease to accumulate from and after the Redemption Date.

ABOUT TSAKOS ENERGY NAVIGATION

TEN, founded in 1993 and celebrating this year 26 years as a public company, is one of the first and most established public shipping companies in the world. TEN’s diversified energy fleet currently consists of 68 double-hull vessels, including two aframax and two suezmax tankers under construction, constituting a mix of crude tankers, product tankers and LNG carriers, totaling 7.5 million dwt. Of the proforma fleet today, 48 vessels trade in crude, 15 in products, three are shuttle tankers and two are LNG carriers.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

For further information please contact:

Company

Tsakos Energy Navigation Ltd.

George Saroglou

COO

+30210 94 07 710

gsaroglou@tenn.gr

Investor Relations / Media

Capital Link, Inc.

Nicolas Bornozis

Markella Kara

+212 661 7566

ten@capitallink.com